Exhibit 99.2

16 May 2007

Dear Shareholder:

On 2 May 2007, Connect Holdings Limited commenced an unsolicited tender offer to acquire all of the outstanding ordinary shares of Pacific Internet Limited for US$10.00 net per share in cash. After careful consideration, including a thorough review of the Offer, the opinion of the independent financial adviser and the advice of the Company’s other advisers, your Independent Directors unanimously determined that Connect’s offer is FAIR FROM A FINANCIAL POINT OF VIEW, BUT IT IS NOT COMPELLING.

ON THIS BASIS, YOUR INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU

ACCEPT CONNECT’S OFFER

OR

REJECT CONNECT’S OFFER IF YOU TAKE A LONG-TERM VIEW OF THE COMPANY’S POTENTIAL AND ACCEPT THE ASSOCIATED RISKS

In reaching their recommendation to ACCEPT Connect’s Offer, your Independent Directors have considered, amongst other things, the following:

•

KPMG Corporate Finance, the IFA, has opined that Connect’s Offer is fair from a financial point of view    The IFA has advised the Independent Directors that, after having carefully considered the information available to them as of, and based upon the monetary, industry, market, economic and other relevant conditions subsisting on, 9 May 2007 and based on the factors set forth in their letter, they are of the opinion that, from a financial point of view, the financial terms of the Offer are fair. Further details of the IFA’s opinion and the factors taken into consideration by the IFA are set out on pages 26 to 80 of the enclosed Circular.

•	the liquidity and recent performance of the PacNet Shares Based on the IFA’s letter to the Independent Directors:

(a)	although the PacNet Shares trade at significantly lower volume and value when compared to the 10 most highly traded stocks on the NASDAQ, they are in line with NASDAQ-listed entities with a similar market capitalization; and

(b)	the Offer Price is at a premium to the volume weighted average price of PacNet Shares for all observation periods considered from 30 months before the date of the Pre-Conditional Offer Announcement to 9 May 2007, other than on 3 trading days.

•

the peer group analysis of the Company    Based on the IFA’s letter to the Independent Directors, the adjusted EV/EBITDA multiple of PacNet based on the Offer Price is at a premium to the median adjusted EV/EBITDA multiple of IP-based CSPs with market capitalization of under US$250 million and is within the range of the EV/EBITDA multiples of IP-based CSPs around the world.

•

the risks associated with the execution of the Company’s Strategic Plan    The Strategic Plan is transformational in nature. It involves high execution risks and requires the Company to manage the shift from its declining, historically core dial-up business, to wired and wireless broadband, regional connectivity and IP value-added services while expanding its geographical footprint. If not executed successfully, there can be no assurance that the value of the PacNet Shares will not be adversely affected.

•	the absence of a competing offer To date, no alternative offer has been announced.

In reaching their recommendation to REJECT Connect’s Offer if you take a long-term view of the Company’s potential and accept the associated risks, your Independent Directors have considered, amongst other things, the following:

•

the possible upside associated with the execution of the Company’s Strategic Plan    The Strategic Plan is transformational in nature and involves high execution risks and requires the Company to manage the shift from its declining, historically core dial-up business, to wired and wireless broadband, regional connectivity and IP value-added services while expanding its geographical footprint. However, if successfully implemented, the Strategic Plan could generate value which is not currently reflected in the Offer Price.

•

the peer group analysis of the Company    Based on the IFA’s letter to the Independent Directors, the adjusted EV/EBITDA multiple of PacNet based on the Offer Price is at a discount to the adjusted median multiple of all IP-based CSPs. In terms of trading multiples, the Offer values the Company at the lower end of its peer group.

•

the comparable transaction analysis    Based on the IFA’s letter to the Independent Directors, PacNet’s implied unadjusted EV/EBITDA multiple is at a discount to the median implied EV/EBITDA multiples of comparable transactions involving IP-based CSPs, as well as a discount to the median of the implied EV/EBITDA of comparable transactions with an enterprise value of less than US$250 million.

Your Independent Directors also observe that the business model of the Company is unique due to the large number of countries in which it operates, compared to its peers which generally operate in one country or in a small number of countries. Peer comparisons are therefore not easy to make.

The enclosed Circular contains a detailed description of certain of the reasons for your Independent Directors’ unanimous recommendations set out above and some of the significant factors they considered. The Independent Directors strongly advise you to read the enclosed Circular carefully and in its entirety, in particular Section 5 of the Circular, so that you will be fully informed as to the Independent Directors’ recommendations.

Please note that capitalized terms used in this letter shall, unless otherwise defined herein, have the same meanings as used in the Circular enclosed.

The Directors (including those who may have delegated detailed supervision of this letter and the Circular) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this letter and the Circular (other than the letter from KPMG Corporate Finance to the Independent Directors and the information found in Appendices IV, V, VII and VIII of the Circular) are fair and accurate and that no material facts have been omitted from this letter, except that Steven Barry Simpson is not responsible for the recommendations of the Independent Directors.

The recommendations of the Independent Directors to Shareholders set out in this letter and in the Circular is the sole responsibility of the Independent Directors.

Where information has been extracted from published or otherwise publicly available sources or from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this letter and/or the Circular.

The Directors confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this letter and the Circular (other than the letter from KPMG Corporate Finance to the Independent Directors and the information found in Appendices IV, V, VII and VIII of the Circular) have been arrived at after due and careful consideration, except that Steven Barry Simpson is not responsible for the recommendations of the Independent Directors.

The Directors jointly and severally accept full responsibility accordingly.

YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS.

On Behalf of the Board of Directors

SAJJAD AHMAD AKHTAR

PACIFIC INTERNET LIMITED

Pacific Internet Limited

Registration No: 199502086C

89 Science Park Drive #02-05/06 The Rutherford Singapore 118261 Tel: (65) 6872 0322 www.pacific.net.sg

Singapore Hong Kong Philippines Australia India Thailand Malaysia